EXHIBIT 99.2

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF SILVER WHEATON CORP.

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 21, 2009

The undersigned shareholder(s) of SILVER WHEATON CORP. (the “Company”) hereby appoint(s) Peter D. Barnes, President and Chief Executive Officer of the Company, or in lieu of the foregoing, Curt D. Bernardi, Vice President, Legal of the Company, or in lieu of the foregoing,                                    , to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Company to be held in the MacKenzie Ballroom of the Fairmont Waterfront, 900 Canada Place, Vancouver, British Columbia, on Thursday, May 21, 2009 at 11:00 a.m. (Vancouver time) and at any adjournments thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)	Election of directors:

		For	Withhold
1	Eduardo Luna	☐	☐
2	Peter D. Barnes	☐	☐
3	Lawrence I. Bell	☐	☐
4	John A. Brough	☐	☐
5	R. Peter Gillin	☐	☐
6	Douglas M. Holtby	☐	☐
7	Wade D. Nesmith	☐	☐

(b)	VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors and authorizing the directors to fix their remuneration;

(c)	VOTED FOR ( ) AGAINST ( ) a resolution confirming the Company's shareholder rights plan dated December 8, 2008, as more particularly described in the accompanying management information circular;

(d)	VOTED FOR ( ) AGAINST ( ) a resolution approving amendments to the Company’s share option plan, as more particularly described in the accompanying management information circular; and

(e)	VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this _____	day of ___________________,	2009.

_______________________________________________
Signature of Shareholder

_______________________________________________
Name of Shareholder (Please Print)

Quarterly Reports Request – Silver Wheaton Corp.’s Interim Financial Statements and related MD&A are available at www.silverwheaton.com, but if you want to receive (or continue to receive) Interim Financial Statements and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Interim Financial Statements and related MD&A will not be sent to you in 2009.

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Annual Report Request – Silver Wheaton Corp.’s Annual Financial Statements and related MD&A are available at www.silverwheaton.com, but if you want to receive (or continue to receive) Annual Financial Statements and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Annual Financial Statements and related MD&A for the year ended December 31, 2009 will not be sent to you.

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PLEASE SEE NOTES ON REVERSE

Notes:

1.

This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

3.

The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act(Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in items (c) and (d). Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4.

Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy,

in the envelope provided for that purpose, to:

CIBC Mellon Trust Company
Attention: Proxy Department
P.O. Box 721
Agincourt, Ontario M1S 0A1

Fax No.: (416) 368-2502